Ventures C&A LLC
Balance Sheet
As of December 31, 2020

	Dec 31, 20
ASSETS	
Current Assets	
Checking/Savings	
SCCU-CHK-0707	31.62
SCCU-CHK-0731	22.60
SCCU-Savings7732	5.00
Space Coast Credit Union-7567	368.87
Total Checking/Savings	428.09
Total Current Assets	428.09
Fixed Assets	
Sewing Machine	577.00
Total Fixed Assets	577.00
Other Assets	
Inventory	
Umbrellas	18,728.20
Total Inventory	18,728.20
Materials	1,166.72
Total Other Assets	19,894.92
TOTAL ASSETS	**20,900.01**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Loan	3,920.00
Total Other Current Liabilities	3,920.00
Total Current Liabilities	3,920.00
Total Liabilities	3,920.00
Equity	
Capital Stock	38,503.98
Opening Balance Equity	211.85
Retained Earnings	-13,020.79
Net Income	-8,715.03
Total Equity	16,980.01
TOTAL LIABILITIES & EQUITY	**20,900.01**

6:46 PM
12/12/21
Accrual Basis

Ventures C&A LLC
Profit & Loss
January through December 2020

	Jan - Dec 20
Ordinary Income/Expense	
Income	
Other Income	14,650.00
Sales	220.21
Total Income	14,870.21
Gross Profit	14,870.21
Expense	
Advertising and Promotion	4,563.36
Bank Service Charges	342.50
Contractor Services	5,500.00
Contributions	15.00
Dues and Subscriptions	141.95
Licences	1,609.55
Meals and Entertainment	97.96
Membership Fees	1,933.00
Office Supplies	743.16
Parking and Toll Expense	106.50
Postage and Delivery	707.33
Professional Fees	2,299.37
Software Expense	4,604.81
Telephone Expense	326.22
Travel Expense	594.53
Total Expense	23,585.24
Net Ordinary Income	-8,715.03
Net Income	**-8,715.03**

Ventures C&A LLC
Statement of Cash Flows
January through December 2020

	Jan - Dec 20
OPERATING ACTIVITIES	
Net Income	-8,715.03
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Loan	3,920.00
Net cash provided by Operating Activities	-4,795.03
INVESTING ACTIVITIES	
Materials	-140.27
Net cash provided by Investing Activities	-140.27
FINANCING ACTIVITIES	
Capital Stock	5,203.00
Net cash provided by Financing Activities	5,203.00
Net cash increase for period	267.70
Cash at beginning of period	160.39
Cash at end of period	**428.09**